Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

2 December 2020

WESTPAC SELLS GENERAL INSURANCE BUSINESS TO ALLIANZ AND ENTERS 20 YEAR DISTRIBUTION AGREEMENT

Westpac Group today announced it will sell Westpac General Insurance Limited and Westpac General Insurance Services Limited to Allianz and enter into an exclusive 20-year agreement for the distribution of general insurance products to Westpac’s customers.

The sale price of $725m represents a multiple of 1.3x FY20 gross written premium and is estimated to result in a small post-tax gain on sale in FY 2021. The sale of our General Insurance business adds around 12 bps to Westpac’s common equity Tier 1 capital ratio.1

The transaction also includes contingent payments subject to integration milestones and business performance over the next five years, as well as ongoing payments in accordance with the distribution agreement.2

The new distribution arrangement expands the Group’s existing partnership with Allianz, which has seen Westpac distribute a range of Allianz’s products to customers including Auto, Travel, Boat and Business insurance since 2015.

Westpac Group Chief Executive Officer, Peter King, said the agreement was a significant milestone in building a simpler, stronger bank. “This transaction is another step in simplifying our business while continuing to help customers with their general insurance needs.

“General Insurance products are important for many Australians and we are pleased to be entering a long-term partnership with a global insurance expert to continue to help customers protect the things they value,” Mr King said.

Westpac will retain responsibility for certain pre-completion matters and provide protection to Allianz via a combination of provisions, warranties and indemnities.

Completion of the transaction is subject to various regulatory approvals and is expected to occur in Second Half 2021.

1 On a pro forma 30 September 2020 basis.

2 Contingent and ongoing payments not included in sale price or estimated gains on sale in FY21.

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
ENDS	P. +612 8253 4008

About Westpac General Insurance

Westpac Group’s General Insurance business provides insurance solutions for Westpac Group customers. Products include Home and Contents Insurance and Landlord Insurance issued by Westpac General Insurance. At 30 September 2020, Westpac General Insurance had around 550,400 policies in force and gross written premium (GWP) of $555m.

About Allianz Australia

Part of the global Allianz Group, Allianz Australia has been providing insurance for Australians over 100 years, delivering a wide range of personal, commercial, corporate and motor accident and workers compensation injury insurance products and services to more than 3.5 million policyholders. Allianz Australia also insures over 25 per cent of the top 200 ASX companies.

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.